PRICEWATERHOUSECOOPERS 🅿

Exhibit 23.2

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the inclusion in this Form S-3 of Newmont Mining Corporation filed on April 24, 2002, of our report dated April 30, 2001, related to Franco-Nevada Mining Corporation Limited's financial statements for the year ended March 31, 2001. We also consent to the references to us under the headings "Experts" in this Form S-3.

Toronto, Canada
April 24, 2002